

October 31, 2023

Dennis O'Leary
Chief Executive Officer
DarkPulse, Inc.
815 Walker Street
Suite 1155
Houston, TX 77002

       Re: DarkPulse, Inc.
           Post-Effective Amendment No. 1 to Form S-1
           Filed October 20, 2023
           File No. 333-265401

Dear Dennis O'Leary:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 filed October 20, 2023

Business
Global System Dynamics, Inc.
The Business Combination, page 48

1.   Please update your disclosure regarding your business combination with Global System Dynamics. For example, you disclose that "the Business Combination is expected to close in the third calendar quarter of 2023 but in no event later than August 9, 2023." It appears, however, that you and Global System Dynamics, Inc. amended the business combination agreement in August 2023 to extend the termination date for the business combination to February 9, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-551-3456 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Brian Higley